

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2022

Dana Green
Chief Executive Officer
GlobalTech Corporation
3550 Barron Way, Suite 13a
Reno, Nevada 89511

> **Re: GlobalTech Corporation**
> **Registration Statement on Form 10-12G**
> **Filed September 29, 2022**
> **File No. 000-56482**

Dear Dana Green:

Our initial review of your registration statement indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. Specifically, your filing lacks the financial statements required by Regulation S-X, and your audit report indicates that the audit was not conducted in accordance with the standards of the Public Company Accounting Oversight Board.

This registration statement will become effective on November 28, 2022. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sean Neahusan